UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	ETF Plus 1 Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

ETF Plus 1 Trust
535 Fifth Avenue, 4th Floor
New York, New York 10017

Telephone Number (including area code):

646-274-1300

Name and address of agent for service of process:

Ofer Abarbanel
New York Alaska ETF Management LLC
535 Fifth Avenue, 4th Floor
New York, New York 10017

With Copies to:

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☐ NO ☒

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf of the City of Los Angeles and State of California on the 23rd day of December, 2014.

ETF Plus 1 Trust

By:	/s/ Ofer Abarbanel
	Name:	Ofer Abarbanel

	Title:	Trustee

Notary:	/s/ Johnney Hong
Name: Johnney Hong